Finance

RECEIVED

2007 MAR 19 A 10:15

28th February, 2007

OFFICE OF INT... CORPORATE F...

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07021931

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ NyRT.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

Enclosure

3/20

INVESTOR NEWS

28 February 2007

Change in influence of MOL in TVK

MOL Hungarian Oil and Gas Public Limited Company hereby announces that on 28 February 2007 it purchased 2,595,263 TVK shares representing 10.68% of TVK's share capital. Following the transaction the influence of MOL in TVK increased to 86.79%, while the influence of Slovnaft remained unchanged at 8.06%. The direct and indirect influence of MOL in TVK thus increased to 94.86%.

The acquisition cost for the 42.25% TVK share package purchased on 27 and 28 February 2007 was less than EUR 200 million.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

28 February 2007

Change in influence of MOL in TVK

MOL Hungarian Oil and Gas Public Limited Company hereby announces that on 27 February 2007 it purchased 7,666,850 TVK shares representing 31.56% of TVK's share capital. Following the transaction the influence of MOL in TVK increased to 76.11%, while the influence of Slovnaft remained unchanged at 8.06%. The direct and indirect influence of MOL in TVK thus increased to 84.17%.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END